UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
333-45235

Perry Judd’s Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	51-0365965
(State of Incorporation)	(IRS Employer Identification Number)

575 West Madison Street, Waterloo, Wisconsin	53594
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  920-478-3551

Title of each class of securities covered by this Form:	None*

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):	None*

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Other	☒*	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

* There is no established public trading market for any class of the Registrant’s securities and the Registrant is not, and never has been, required to file reports under section 13(a) or 15(d) with respect to any class of its securities.  While the Registrant has in the past filed such periodic reports voluntarily, it submits this Form as notice that it no longer intends to do so.

Pursuant to the requirements of the Securities Exchange Act of 1934 Perry Judd's Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 29, 2005	By:	/s/ Verne F. Schmidt
		Name:	Verne F. Schmidt
		Title:	Senior Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.